Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September […], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Heartland International Small Cap Fund (S000030101)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 23, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 196 to its registration statement, filed on behalf of its series, Heartland International Small Cap Fund (the “Fund”).  PEA No. 196 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 15, 2010 for the purpose of adding the Fund as a new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.
Staff Comment:  If the Fund will be utilizing the summary prospectus, and will be incorporating information into the Fund’s summary prospectus by reference to the extent allowed by Form N-1A, please provide the legend with respect to incorporation by reference that will be included in the summary prospectus for the Staff’s review.

Response:  The Trust responds by stating supplementally that the Fund does not intend to use the summary prospectus.

Prospectus – Summary Section – Fees and Expenses of the Fund

2.
Staff Comment:  Please confirm that the expense limitation described in the footnotes to the Fees and Expenses of the Fund table will extend for the entire three-year period shown in the Example.  If the expense limitation will not extend for the entire three-year period, please revise the narrative disclosure accompanying the Example to clarify the periods in the Example that take into account the expense limitation.

Response:  The Trust responds by stating supplementally that the expense limitation will extend for the entire three-year period shown in the Example.

Prospectus – Summary Section – Principal Investment Strategies

3.	Staff Comment: Please include a statement in this section of what the Fund’s investment adviser defines as a foreign company or issuer.

Response:  The Trust responds by adding the following statement to this section: “A foreign company or issuer is any company or issuer whose primary operations are located outside the United States and its territories.”

4.
Staff Comment:  Please add disclosure in this section stating that the Fund will at all times be invested in securities of issuers representing at least three different countries, not including the United States.

Response:  The Trust responds by adding the following statement to this section: “The Fund intends to invest at all times in securities of issuers representing at least three different countries, not including the United States.”

5.
Staff Comment:  The Staff has expressed concern regarding the definition of the types of issuers in which the Fund invests given the use of the term “International” in the Fund’s name.  The Staff suggests including a requirement that at least 40% of the Fund’s assets be invested in foreign securities or securities of a U.S. companies whose revenue or operating income is derived from outside of the U.S.

Response:  The Trust responds by stating it that has given the Staff’s comment and concerns thoughtful consideration.  The Trust has added disclosure to its investment strategy to indicate that the Fund intends to invest at all times in securities of issuers representing at least three different countries, not including the United States.  The Trust further notes that the Fund defines a foreign company or issuer as any company or issuer whose primary operations are located outside the United States and its territories.  Accordingly, the Trust respectfully submits that the Fund’s investment strategy as currently written, subject to the revisions noted in the Trust’s responses to Comments 3 and 4 above, requires the Fund to invest at all times a substantial amount of the Fund’s portfolio in international investments.  The Trust is open to further discussion with Staff on this point.

6.	Staff Comment: Please include in this section a definition of what the Fund considers to be a “small cap” company.

Response: The Trust responds by revising the second paragraph to read as follows: “The Fund invests at least 80% of its net assets primarily in non-U.S. and U.S. common stocks of small cap companies, which are companies generally with market capitalizations of up to $4 billion at the time of purchase.”

7.
Staff Comment:  With respect to the statement that “under normal market conditions, the Fund primarily invests in common stocks and other equity securities, both outside and within the U.S.,” please revise to state with specificity the types of “other equity securities” in which the Fund may invest.

Response:  The Trust responds by removing “other equity securities” from this statement since “under normal market conditions,” the Fund will invest primarily in common stocks only.

8.
Staff Comment:  Please clarify using plain English what is meant by the following statement: “The Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country other than foreign companies that are traded on a registered U.S stock exchange or the Nasdaq National Market.”

Response:  The Trust responds by revising this statement to state the following: “The Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country.  However, since securities of companies representing numerous different countries may be listed and traded on registered U.S. stock exchanges or the Nasdaq National Market, at times, more than 35% of the Fund’s net assets may be invested in companies that are traded on registered U.S. stock exchanges or the Nasdaq National Market.”

Prospectus – Summary Section – Principal Risks

9.
Staff Comment:  Please delete the first two sentences of the risk factor entitled “Foreign Securities and Emerging Markets,” as they are duplicative of information already included in the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by making the requested revision.

10.
Staff Comment:  The staff notes that the debt securities risk factor includes a reference to U.S. Government issuers.  To the extent that the Fund will invest in U.S. Government debt securities as a principal strategy, please add appropriate disclosure to the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by stating that the Fund does not intend to invest in U.S. Government debt securities as a principal strategy. The Fund intends to primarily invest in U.S. Government debt securities for cash management purposes.  Accordingly, the Trust respectfully submits that the Fund’s investment strategy is correct as currently written.  The Trust responds further by removing the reference to U.S. Government issuers from the “Debt Securities Risk” factor in the Principal Risks section of the Summary and the Prospectus.

11.	Staff Comment: Please add a risk factor for investments in foreign currencies.

Response:  The Trust responds by respectfully noting that currency risk factors have already been included in the Fund’s Item 4 and Item 9 disclosures.

Prospectus – Summary Section – Purchase and Sale of Fund Shares

12.
Staff Comment:  Please remove the following statements from the section entitled “Purchase and Sale of Fund Shares”: “Purchases and redemptions by telephone are only permitted if you previously established these options on your account,” and “the Fund may waive or lower its investment minimums for any reason.”  These statements may be included in a location outside of the summary section.

Response:  The Trust responds by making the requested revision.

Prospectus – Investment Objective

13.	Staff Comment: Please include a statement of whether the Fund may make changes to its investment objective without prior approval by the Fund’s shareholders.

Response:  The Trust responds by stating supplementally that the required disclosure has already been included in the paragraph entitled “Change in Investment Objective.”  For the Staff’s convenience, the applicable disclosure is duplicated below:

“Change in Investment Objective.  The Fund’s investment objective may be changed without the approval of the Fund’s shareholders upon 60 days’ written notice to shareholders.  Furthermore, the Fund will not make any change in its investment policy of investing at least 80% of net assets in investments of small cap equity securities without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers